UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Syms Corp

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

871551107

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

SCHEDULE 13D

CUSIP No. 871551107

1	NAME OF REPORTING PERSON Esopus Creek Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 84,500
	8	SHARED VOTING POWER 405,000
	9	SOLE DISPOSITIVE POWER 84,500
	10	SHARED DISPOSITIVE POWER 405,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Joseph S. Criscione
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF , PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 59,700
	8	SHARED VOTING POWER 405,000
	9	SOLE DISPOSITIVE POWER 59,700
	10	SHARED DISPOSITIVE POWER 405,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.19%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D shall be deemed to be an amendment of the Schedule 13D filed by the Reporting Persons (as defined below) of the Schedule 13D Amendment No.4 that they filed jointly with Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross (collectively, the “Barrington Group”) on February 1, 2008, which further amended and supplemented the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007, as amended by that certain Amendment No. 1 filed with the SEC on October 29, 2007, that certain Amendment No. 2 filed with the SEC on January 2, 2008 and that certain Amendment No. 3 filed with the SEC on January 23, 2008 (collectively, the “Barrington Schedule 13D”). The Reporting Persons are no longer members of the Barrington Group as of April 17, 2008 and file this Schedule 13D to report their holdings as of April 20, 2008.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.05 per share (the “Common Stock”), of Syms Corp, a New Jersey corporation (“Issuer”). The principal executive offices of Issuer are located at Syms Way, Secaucus, New Jersey 07094.

Item 2. Identity and Background

(a)	NAME

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value LP (“Esopus Fund”),
•	Esopus Creek Advisors LLC (“Esopus Advisors”),
•	Andew L. Sole (“Mr. Sole”), and
•	Joseph S. Criscione (“Mr. Criscione”)
(b)	RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of the Reporting Persons is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

(c)        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Esopus Fund is a private investment fund that invests on behalf of institutions and high net worth individuals.

The principal business of Esopus Advisors is to serve as the general partner of Esopus Fund.

The principal business of each of Mr. Sole and Mr. Criscione is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Fund and other affiliated entities.

(d), (e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f)	CITIZENSHIP

Esopus Fund is a Delaware limited partnership.

Esopus Advisors is a Delaware limited liability company.

Each of Mr. Sole and Mr. Criscione is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Esopus Fund spent $6,677,497.57 to acquire its shares of Common Stock. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Esopus Fund and margin account borrowings made in the ordinary course of business, although Esopus Fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

Mr. Sole spent $969,183.79 of his personal funds to acquire his 84,500 shares of Common Stock.

Mr. Criscione spent $670,387.62 of his personal funds to acquire his 59,700 shares of Common Stock.

Item 4. Purpose of Transaction

The following supplements Item 4 of the Barrington Schedule 13D with respect to the Reporting Persons:

On April 21, 2008, the Reporting Persons sent a letter to the independent directors (the “Independent Directors”) of the Board of Directors of the Issuer (the “Letter”). In the Letter, the Reporting Persons stated that the actions of the Independent Directors in agreeing to re-register and de-list the Company’s shares of Common Stock caused the destruction in the market price of the Common Stock and its accompanying liquidity, and that such actions were not a proper exercise of the Independent Directors’ legal obligations to the Issuer’s minority shareholders.

The Reporting Persons in the Letter also called upon the Independent Directors to take affirmative steps to maximize and increase the Company’s value for all of the Issuer’s shareholders, including that they conduct a full appraisal of the value of the Company’s real estate. The Reporting Persons further requested that the Independent Directors conduct an exhaustive review of the performance of each of the Issuer’s retail stores and then to close such locations that do not generate cash flow in excess of the cash flow value that could be generated if such locations were either developed or leased to an unrelated third party.

A copy of the Letter is annexed hereto as Appendix III and is incorporated herein by reference.

As of April 17, 2008, the Reporting Persons ceased to be members of a group with the Barrington Group.

Item 5. Interest in Securities of the Issuer

(a)        Esopus Fund owns 405,000 shares of Common Stock, representing approximately 2.78% of the Issued and Outstanding Shares.

Esopus Advisors, as general partner of Esopus Fund, may be deemed to beneficially own the 405,000 shares of Common Stock owned by Esopus Fund, representing approximately 2.78% of the outstanding shares of Common Stock.

Mr. Sole, as a managing member of Esopus Advisors, may be deemed to beneficially own the 405,000 shares of Common Stock owned by Esopus Fund, and an additional 84,500 shares of Common Stock that he personally owns. Mr. Sole’s beneficial ownership of 489,500 represents approximately 3.36% of the outstanding shares of Common Stock.

Mr. Criscione, as a managing member of Esopus Advisors, may be deemed to beneficially own the 405,000 shares of Common Stock owned by Esopus Fund, and an additional 59,700 shares of Common Stock that he personally owns. Mr. Criscione’s beneficial ownership of 464,700 represents approximately 3.19% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 549,200 shares of Common Stock representing approximately 3.76% of the outstanding shares of Common Stock.

(b)        Esopus Fund, Esopus Advisors and Messrs. Sole and Criscione share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 405,000 shares of Common Stock owned by Esopus Fund. Mr. Sole has sole voting and dispositive power with respect to the 84,500 shares of Common Stock owned by him personally. Mr. Criscione has sole voting and dispositive power with respect to the 59,700 shares of Common Stock owned by him personally.

(c)        A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

(d)        No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)        As of April 17, 2008, the Reporting Persons ceased to be the beneficial owners of 5% of the outstanding shares of Common Stock due to the fact that they ceased being members of a group with the Barrington Group members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Letter to the Independent Directors of the Issuer dated April 21, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2008

ESOPUS CREEK VALUE LP
By: Esopus Creek Advisors LLC,
as General Partner

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member
ESOPUS CREEK ADVISORS LLC

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member

/s/Andrew L. Sole Andrew L. Sole

/s/Joseph S. Criscione Joseph S. Criscione

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by Andrew L. Sole

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
04/11/2008	10,000	$12.2582	Open Market

Transactions Effected by Joseph S. Criscione

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
04/11/2008	5,000	$12.2582	Open Market

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Syms Corp dated as of April 21, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: April 21, 2008

ESOPUS CREEK VALUE LP
By: Esopus Creek Advisors LLC,
as General Partner

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member
ESOPUS CREEK ADVISORS LLC

By: /s/Andrew L. Sole
Andrew L. Sole, Managing Member

/s/Andrew L. Sole Andrew L. Sole

/s/Joseph S. Criscione Joseph S. Criscione

Esopus Creek Advisors LLC

500 Fifth Avenue, Suite 2620

New York, New York 10110

April 21, 2008

Mr. Bernard H. Tenenbaum

Mr. Henry M. Chidgey

Mr. Thomas E. Zannechia

c/o Syms Corp

Syms Way

Secaucus, New Jersey 07094

Gentlemen:

Esopus Creek Value L.P. and its related accounts (“Esopus”) are the beneficial owners of 549,200 shares or 3.76% of the outstanding common stock of Syms Corporation (“SYMS” or “Company”) or approximately 8.76% of the non-controlled shares of the Company.

As the Independent Directors of SYMS, you owe a fiduciary duty to all stockholders, but your legal duties require you to pay special attention to the Company’s minority shareholders. It is on this point that Esopus, a large minority holder, intends to examine more closely your performance as fiduciaries.

In December 2007 you decided to de-register and de-list the Company’s shares on the recommendation of SYMS’s controlling stockholder despite the strong protestations of Esopus and other large minority holders.

Today any reasonably informed minority shareholder would find that your actions directly caused a destruction in the market price of SYMS common shares and its accompanying liquidity. An even casual review of the SYMS 2007 proxy statement, which includes the Company’s performance benchmarks, and a historical analysis of the average daily volume of SYMS shares would establish such conclusions. Your actions this past December could hardly be viewed as a proper exercise of your legal obligations to your minority shareholders.

And parenthetically, should you entertain the concept of initiating a reverse stock split scheme, or any functional equivalent, in order to facilitate a future de-registration of SYMS shares, we will consider such action an improper discharge of your fiduciary duties to your minority stockholders.

As our fiduciaries we now call upon you to take affirmative steps to maximize and increase the Company’s value for all stockholders. Such steps would include your conducting a full appraisal of the value of the Company’s owned real estate, performed by a reputable and nationally recognized real estate appraisal firm, and then to make public such appraisals.

Furthermore we call upon you to conduct an exhaustive review of the performance of each of your retail stores and then to close such locations that do not generate cash flow in excess of the cash flow value that could be generated if such locations were either developed or leased to an unrelated third party.

A suitable candidate for such development might include your 42 Trinity Place (“42 Trinity”) location in lower Manhattan, a footprint which enjoys over 170,000 square feet of buildable space based upon our research.

And just to illustrate the enormous value that has yet to be unlocked by the Company, on April 17, 2008, just four days ago, New York City property records revealed that a nearby parcel located at 8 Stone St., having approximately 100,000 buildable square feet and the same zoning characteristics as 42 Trinity, sold for over $60 million to a hotel developer. This transaction equates to $600 per buildable square foot thus implying a valuation for 42 Trinity at $102 million.

Furthermore New York City tax records estimate 42 Trinity’s net operating income at just $1.351 million dollars per year. Thus an asset worth an estimated $102 million is generating a meager 1.32% of annual income.

As long-term shareholders we are requesting an opportunity to meet with you to discuss the aforementioned as well as discuss other measures that would enhance the value for all SYMS holders.

We look forward to hearing from you soon.

Respectfully Submitted,

/s/ Andrew L. Sole	/s/ Joseph S. Criscione

Andrew L. Sole	Joseph S. Criscione
Managing Member	Managing Member
Esopus Creek Advisors LLC	Esopus Creek Advisors LLC